ProFrac Holding Corp.

333 Shops Boulevard, Suite 301

Willow Park, Texas 76087

(254) 776-3722

May 10, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549-3561

Attention: Kevin Dougherty

Re:	ProFrac Holding Corp.

Registration Statement on Form S-1 (as amended)

File No. 333-261255

Ladies and Gentlemen:

On behalf of ProFrac Holding Corp., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 P.M., Washington, D.C. time, on May 11, 2022, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Scott D. Rubinsky of Vinson & Elkins L.L.P. at (713) 758-3287 and that such effectiveness also be confirmed in writing. Thank you for your assistance in this matter.

[Signature Page Follows]

Securities and Exchange Commission

May 10, 2022

Very truly yours,

PROFRAC HOLDING CORP.

By:	/s/ Lance Turner
Name:	Lance Turner
Title:	Chief Financial Officer

cc:	Robert Willette, ProFrac Holding Corp.

Michael S. Telle, Vinson & Elkins L.L.P.

Scott D. Rubinsky, Vinson & Elkins L.L.P.

[Signature Page to Company Acceleration Request]